Exhibit 99.2

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IMMEDIATE	2 October 2003

Royal & SunAlliance litigation update

As previously disclosed in the Group’s interim results, Royal Indemnity Company, a US-based subsidiary of Royal & SunAlliance, is vigorously pursuing its rights in disputes over credit risk insurance policies issued on trade school student loan portfolios originated or purchased by Student Finance Corporation. Royal Indemnity has asserted that it was the victim of fraud, misrepresentation and cover-up related to the underlying loans and is seeking rescission of the policies and damages for fraud and breach of contract.

MBIA Insurance Corporation, which issued financial guarantees to institutional investors in securities backed by the loan portfolio, and Wells Fargo Bank Minnesota, which is the trustee for the securitisation of the loans, have sued Royal Indemnity seeking to enforce the policies.

On Sept. 30, the US Federal District Court in Delaware issued a ruling granting partial summary judgment to MBIA and Wells Fargo in a brief preliminary document, to be followed by the court’s opinion issued at some future date. We are disappointed by the Court's ruling. However, until we see the reasoning in the Court's opinion, we cannot respond more fully to the ruling. Our filed lawsuit in Texas State Court alleges significant fraud and misrepresentation by various parties, entitling Royal Indemnity to rescind the policies, and we accordingly plan to appeal the decision.

This outcome does not change our view to any material extent, of the overall issue and its potential implications for the Group as laid out on page 19 of the Group’s half year press release dated 4 September 2003, and also on pages 328 and 329 in the Prospectus for the rights issue dated 4 September 2003.

--ENDS—

Enquiries:

Malcolm Gilbert
Tel: +44 (0)20 7569 6140